NO ACT

PE 12-30-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010475

January 20, 2010

Terrence A. Everett
Carlsmith Ball LLP
444 South Flower Street
9th Floor
Los Angeles, CA 90071-2901

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-20-2010

Re: Central Pacific Financial Corp.
Incoming letter dated December 30, 2009

Dear Mr. Everett:

This is in response to your letter dated December 30, 2009 concerning the shareholder proposal submitted to Central Pacific by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

January 20, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Central Pacific Financial Corp.
Incoming letter dated December 30, 2009

The proposal relates to majority voting.

There appears to be some basis for your view that Central Pacific may exclude the proposal under rule 14a-8(f). We note your representation that the proponent has not responded to Central Pacific's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Central Pacific omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CARLSMITH BALL LLP

A LIMITED LIABILITY LAW PARTNERSHIP

444 SOUTH FLOWER STREET
9TH FLOOR
LOS ANGELES, CALIFORNIA 90071-2901
TELEPHONE 213.955.1200 FAX 213.623.0032
WWW.CARLSMITH.COM

DIRECT DIAL NO.
213.955.1608

TEVERETT@CARLSMITH.COM

OUR REFERENCE NO.:
057787-00001

December 30, 2009

Via Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Pacific Financial Corp.
Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Central Pacific Financial Corp. (the "Company"), pursuant to Rule 14a-8(j)[1]to respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal and supporting statement submitted by Gerald R. Armstrong may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2010 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), we are enclosing the Proposal and cover letter dated December 3, 2009 and the deficiency letter sent to Mr. Armstrong dated December 11, 2009. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to Mr. Armstrong.

Background

On December 4, 2009, the Company received a letter dated December 3, 2009 from Mr. Armstrong requesting that a shareholder proposal and supporting statement (collectively, the "Proposal") be included in the Company's proxy materials for the 2010 annual meeting. The Proposal and cover letter are attached as Exhibit A. The Proposal requests the board of directors take action to "adopt a bylaw specifying that the election of members of [the Company's] board

[1] Unless otherwise noted, all references in this letter to a rule refer to the applicable proxy rule under Regulation 14A under the Securities Exchange Act of 1934, as amended.

of directors be decided by a majority of the votes cast, with a plurality vote standard used in those director elections where the number of nominees exceeds the number of directors to be elected."

The letter accompanying the Proposal stated that Mr. Armstrong owns 664 shares of the Company. The Company believes that the Proposal may be properly omitted from the Company's Proxy Materials pursuant to Rule 14a-8(f) because Mr. Armstrong failed to satisfy the eligibility requirements of Rule 14a-8(b)(1). By letter dated December 11, 2009, the Company provided Mr. Armstrong notice of the deficiency and allowed him 14 days from the receipt of the letter to correct the deficiency by providing evidence that he owned the requisite shares of the Company. Mr. Armstrong received the letter on December 14, 2009. The Company's letter and acknowledgement of delivery are attached as Exhibit B. No response from Mr. Armstrong to this communication has been received by the Company or its counsel.

Basis for Excluding the Proposal.

Rule 14a-8(b)(1) provides that in order for Mr. Armstrong to be eligible to submit a proposal for inclusion in the Company's Proxy Materials, he must have continuously held at least $2,000 in market value, or 1% of the Company's securities for at least one year by the date he submitted the Proposal and continue to hold those securities through the date of the shareholder's meeting.

According to the *Division of Corporation Finance: Staff Legal Bulletin No. 14, Section C.1.a.*, dated July 13, 2001, for purposes of determining whether a shareholder satisfies the $2,000 threshold, the proponent's investment is valued at the highest selling price (for securities traded on the New York Stock Exchange) during the 60 calendar days before the proposal was submitted. The highest selling price for the Company's common shares during the 60 calendar days prior to December 3, 2009 was $2.70 per share on October 8, 2009. Based on that price, the value of the shares that Mr. Armstrong reportedly holds is less than $2,000 making him ineligible to submit a proposal under Rule 14a-8(b)(1).

Also, at the time the Proposal was submitted, there were over thirty million shares of the Company's common stock outstanding. Mr. Armstrong's ownership of 664 shares of common stock of the Company is less than 1% of the Company's outstanding shares.

The Company confirmed through its transfer agent that Mr. Armstrong is the registered owner of 664 shares of common stock. The Company has issued preferred stock to the United States Treasury, however, only common stock of the Company is traded over the NYSE and is held by Mr. Armstrong. The Company provided Mr. Armstrong with a notice of deficiency on December 14, 2009 and allowed him 14 days from the receipt of the letter to correct the deficiency by providing evidence that he owned the requisite shares of the Company. To date, the Company has received no response from Mr. Armstrong.

The Staff has consistently granted no-action relief where a proponent failed to respond to a company's proper request for documentary support indicating that the proponent has satisfied Rule 14a-8(b)'s ownership requirements. See, e.g., General Motors Corporation (March 30, 2009); Wal-Mart Stores, Inc. (March 25, 2009); and ConAgra Foods, Inc. (June 20, 2008).

Conclusion.

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may be properly omitted from its proxy materials under Rule 14a-8(b)(1) and Rule 14a-8(f)(1). If the Staff disagrees with the Company's conclusions regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak to you by telephone prior to the issuance of the Staff's response. If the Staff has any questions or requires any additional information regarding the foregoing, please contact the undersigned at (213) 955-1608 or by facsimile at (213) 623-0032. The Staff's response may be sent to me by facsimile at this number as well.

Very truly yours,



Terrence A. Everett

Enclosures: Exhibit A - Shareholder Pro posal and cover letter.
Exhibit B - Company's response to Mr. Armstrong with acknowledgment of receipt by Mr. Armstrong.

CC: Gerald R. Armstrong

4817-8885-2741.1

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

December 3, 2009

CENTRAL PACIFIC FINANCIAL CORP.
Attention; Corporate Secretary
220 South King Street
Honolulu, Hawaii 96813

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of Central Pacific Financial Corp., at the coming annual meeting in 2010, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of 664 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient by-law amendment is enacted by the Board and the declassification proposal is recommended as an amendment to the shareholders.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** ; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, $hareholder

Express Mail No. *** FISMA & OMB Memorandum M-07-16 ***

RESOLUTION

That the shareholders of CENTRAL PACIFIC FINANCIAL CORP. request its Board of Directors to adopt a bylaw specifying that the election of members of our Board shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections where the number of nominees exceeds the number of directors to be elected.

STATEMENT

The proponent of this proposal also presented proposals in the annual meetings of 2008 and 2009 to declassify the staggered terms of the directors from three years to one year and have all directors elected annually.

In the 2008 meeting, the proposal received the votes of 13,459,411 shares (76%) worth $207,274,929.40 on the meeting date. Our directors failed to support this position and did not submit the appropriate amendment to shareholders.

In the 2009 meeting, the proposal received the votes of 14,705,812 shares (78%) worth $93,823,080.56 on the meeting date. [The worth of shares declined only because of continued devaluation of the market price.] And, again, the directors failed to submit the appropriate amendment to shareholders.

Following the introduction of the proposal for the 2008 meeting, Ms. Crystal Rose, a director, called me and pleaded with me to withdraw the proposal stating that the one year terms I sought would be in place in 2009 after the board corrected the problems of mortgage loans on the mainland.

It is likely that many holders, specifically institutional holders of shares, are likely to withhold votes for directors in the 2010 meeting because of the directors failure to respect the wishes of shareholders. In the past, this has been recommended at other meetings by RiskMetrics, a respected proxy advisory firm.

Appropriately, there is a great deal of merit to not electing directors where the shareholders have withheld a significant number of votes and have abstained their shares from the election of directors.

The adoption of this propsal would provide shareholders a meaningful role in the election of directors. The majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. This standard could establish the challenging vote criteria for board nominees and improve the performance of individual directors and the entire board.

An increasing number of corporations have adopted the majority vote standard. These include:

Intel Corp.
Motorola, Inc.
Texas Instruments Corp.
Wal-Mart Stores, Inc.
Safeway Stores, Inc.
Home Depot, Inc.
Gannett Co.
Marathon Oil Corporation
Super Valu Stores, Inc.

The Council of Institutional Investors www.cii.org, whose members had $3 trillion invested, recommended adoption of this proposal and has requested many corporations to volunarily adopt the practice.

If you agree, please vote "FOR" this proposal.

EXHIBIT B



CENTRAL PACIFIC FINANCIAL CORP

P.O. Box 3590
Honolulu, HI 96811-3590
Telephone (808) 544-0500

December 11, 2009

VIA FEDERAL EXPRESS AND FIRST CLASS MAIL

Mr. Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

Re: Central Pacific Financial Corp.

Dear Mr. Armstrong:

On December 4, 2009, Central Pacific Financial Corp. ("CPF") received your letter dated December 3, 2009 submitting a stockholder proposal for inclusion in our proxy statement for the 2010 annual shareholder's meeting.

It appears, through your supporting statement, that you may not be aware of corporate governance actions that we have taken during the last year with respect to certain of the issues that you address. So that you can be fully informed, please note the following matters.

Governance Update

Classified Board

After shareholders of the company voted at the 2009 annual meeting to request the board eliminate the classified board, on August 26, 2009, the board of directors amended the bylaws of CPF to declassify the board of directors so that all of the directors will be elected on an annual basis in due course. Accordingly, much of what you complain about in your supporting statement is no longer the case. This was reported by us in a Form 8-K filed with the United States Securities and Exchange Commission ("SEC") on August 28, 2009.

Majority Voting

Under Hawaii law, CPF is now required to utilize plurality voting. However, in order to respond to governance concerns of its shareholders, on January 28, 2009, the board of directors adopted a Director Resignation Policy relating to majority voting for directors. This policy requires any director who receives more "withhold" votes than "for" votes to offer their resignation as a director of CPF, substantially implementing majority voting. This policy regarding majority voting was reported in our Proxy Statement for the 2009 annual meeting of shareholders. This policy was put into place in cooperation with and with the approval of CALPERS, one of our institutional shareholders.

Poison Pill

As well, in order to be responsive to corporate governance concerns of shareholders, during the last year the board of directors considered and determined not to renew the company's poison pill. Accordingly, the company has no shareholder rights plan in place at this time.

Because of these and other actions, we believe that the board of directors has been sensitive and responsive to shareholder governance concerns and we do not anticipate that any withhold vote recommendation will be made by proxy advisory firms to our institutional holders regarding the election of directors at the 2010 annual meeting.

In light of this information as well as the information set forth below, we request that you consider withdrawing your proposal in order to avoid the management time and expense that would be expended to seek a no action letter from the SEC to exclude it.

Notice of Deficiency

Your proposal contains deficiencies under the SEC regulations related to shareholder proposals.

Rule 14a-8(b) requires that "in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." A copy of Rule 14a-8 is attached.

In your letter you stated that you own 664 shares of CPF. Our transfer agent also reports that it shows only 664 shares registered in your name. Ownership of 664 shares does not meet the minimum market value requirement for eligibility. To remedy this defect, you will need to send proof of additional share ownership sufficient to meet the eligibility requirement under Rule 14a-8(b) by providing:

(1) a written statement from the record holder of your additional CPF shares (usually a broker or a bank) verifying that, at the time you submitted your proposal, you have continuously held the additional CPF shares for at least one year; or

(2) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to these documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins along with a written statement that you have held the required number of shares continuously for the one-year period as of the date of the statement and that you intend to continue ownership of the shares through the date of CPF's annual meeting.

As stated in Question 6(1) of the enclosed Rule, you must provide a response and submit evidence of your ownership of the requisite CPF shares by no later than 14 calendar days from the date you receive this letter. If you fail to establish compliance with these eligibility requirements by that date, we may choose to omit your proposal from our proxy materials. Alternatively, you may withdraw your proposal by notifying us of such withdrawal.

Because your shareholder proposal does not currently satisfy the eligibility requirements noted above, this letter does not address whether your shareholder proposal could be omitted from our proxy statement on other grounds. We reserve the right to omit your proposal on other grounds even if you correct the eligibility deficiencies.

Based on the above, including the actions taken by the board of directors, we hope that you will consider withdrawing your proposal. Please send your response and, should you decide to proceed, evidence of ownership to my attention at the address contained in the heading of this letter.

Sincerely,



Glenn K. C. Ching
General Counsel & Corporate Secretary

4850-4074-6501.2
2009-1880

Rule 14a-8 – Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30

days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

   Note to paragraph (i)(1):Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

   Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

   Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

   1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its

submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

   Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998; 72 FR 4148, 4168, Jan. 29, 2007; 72 FR 70450, 70456, Dec. 11, 2007; 73 FR 934, 977, Jan. 4, 2008